UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2020

Commission File Number: 001-34661

Lianluo Smart Limited

(Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 13, 2020, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd (“Lianluo Connection”), the wholly-owned PRC subsidiary of Lianluo Smart Limited (the “Company”) entered into a Share Transfer Agreement (the “Agreement”) with China Mine United Investment Group Co., Ltd. (“China Mine”), pursuant to which Lianluo Connection transfers its 100% equity interests in its wholly-owned PRC subsidiary, Beijing Dehaier Medical Technology Company Limited (“Beijing Dehaier”) to China Mine for cash consideration of RMB 0. In exchange for all of the equity interests in Beijing Dehaier, China Mine agrees to assume all liabilities of Beijing Dehaier. The board of directors of the Company approved the transaction based on a written opinion rendered by The Benchmark Company, LLC, the independent financial advisor to the board, to the effect that, as of the date of such opinion, the consideration in the sale of Beijing Dehaier is fair to the Company’s shareholders from a financial point of view.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 4.1 to this report and is incorporated by reference herein.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-222534, 333-208901, 333-198940 and 333-178771) and on Form F-3 (Registration Numbers 333-220758 and 333-227817) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Description

4.1	English translation of the Share Transfer Agreement between Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd and China Mine United Investment Group Co., Ltd., dated August 13, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 14, 2020	By:	/s/ Yingmei Yang
Yingmei Yang
Interim Chief Financial Officer

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